FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on increase of power generation in the first three quarters of 2007 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on October 11, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Power Generation Increases 11.24% in the first THREE QUARTERS of 2007
OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announced its power generation in the first three quarters of 2007.

Based on the Company’s preliminary statistics, for the first three quarters up to 30 September 2007, the Company’s total power generation based on a consolidated basis amounted to 124.521 billion kWh, an increase of 11.24% over the same period last year. The power generation of Xindian Power Plant, Luohuang Power Plant, Huaiyin Power Plant, Taicang Power Plant, Shanghai Combined Cycle and Nanjing Power Plant increased significantly as compared to the same period last year.

The increase in power generation of the Company’s power plants was mainly attributable to the following reasons:

1.	By reinforcing its strategy research, the Company has adopted effective sales and marketing strategies, thereby capturing more market shares.

2.
The stable operation of the newly operated generating units at Yuhuan Power Plant (Phase I), Luohuang Power Plant (Phase III) and Huaiyin Power Plant (Phase III) contributed to the growth of the Company´s power generation.

3.	The steady increase of power demand in the regions where the Company´s power plants are located provided favourable market conditions for more power generation by the Company´s power plants.

The power generation of each of the Company’s power plants in the first three quarters of 2007 was listed below (in billion kWh):

Dalian	7.808	Taicang	7.992
Fuzhou	5.912	Huaiyin	6.304
Nantong	6.018	Yushe	4.136
Shangan	5.223	Qinbei	5.418
Shanghai Shidongkou Second	5.660	Xindian	3.433
Shantou Coal-fired	5.247	Yingkou	3.847
Dandong	3.736	Jinggangshan	2.516
Nanjing	2.851	Yueyang	4.738
Dezhou	9.628	Luohuang	7.606
Jining	1.934	Pingliang	5.684
Weihai	3.137	Shanghai Combined Cycle	0.514
Shanghai Shidongkou First	5.348	Yuhuan	8.626
Changxing	1.205

By Order of the Board
Huang Jian
Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng	Qian Zhongwei
(Executive Director)	(Independent non-executive director)
Huang Yongda	Xia Donglin
(Non-executive Director)	(Independent non-executive director)
Na Xizhi	Liu Jipeng
(Executive Director)	(Independent non-executive director)
Huang Long	Wu Yusheng
(Non-executive Director)	(Independent non-executive director)
Wu Dawei	Yu Ning
(Non-executive Director)	(Independent non-executive director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
11 October 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name: Huang Jian

Title: Company Secretary

Date:  October 12, 2007